UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 5, 2006

THE WASHINGTON POST COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-6714	53-182885
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1150 15th Street, N.W., Washington, D.C.	20071
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number, including area code: (202) 334-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On June 5, 2006, following approval by the Compensation Committee of the Board of Directors (the "Committee") of The Washington Post Company (the "Company"), the Company entered into a performance-based retention arrangement with Mr. Jonathan Grayer, the Chairman and Chief Executive Officer of its subsidiary, Kaplan, Inc. ("Kaplan"). The arrangement is designed to retain and extend Mr. Grayer's service to Kaplan. The arrangement provides, among other things, that the Company will grant Mr. Grayer shares of Kaplan common stock and options to purchase shares of Kaplan common stock. Combined with the options and shares Mr. Grayer already holds, these new grants will bring his total holdings of shares and shares under option to 5.01% of all outstanding Kaplan shares. In addition, the arrangement provides Mr. Grayer with the opportunity to be awarded additional shares in the future, subject to performance standards, and in lieu of amounts that would otherwise be paid to him as cash bonuses. The number of shares that may be so issued will depend not only on the extent to which performance targets are achieved, but also on the then-current fair market value of Kaplan common stock. The Compensation Committee of the Board estimates that if the Executive were awarded all the common shares for which he might in the future be eligible under this arrangement, such additional grants could represent, in the aggregate, approximately an additional 1% of shares of Kaplan common stock.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(c) Exhibits:

Exhibit No.	Description
99.1	Agreement, dated as of June 5, 2006, between Mr. Jonathan Grayer and The Washington Post Company, relating performance-based retention arrangements.
99.2	Stockholders Agreement, dated as of June 5, 2006, among The Washington Post Company, Kaplan, Inc. and Mr. Jonathan Grayer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE WASHINGTON POST COMPANY

Date: June 5, 2006   By: /s/ John B. Morse, Jr.

Name: John B. Morse, Jr.

Title: Vice President-Finance

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement, dated as of June 5, 2006, between Mr. Jonathan Grayer and The Washington Post Company, relating to performance-based retention arrangements.
99.2	Stockholders Agreement, dated as of June 5, 2006, among The Washington Post Company, Kaplan, Inc. and Mr. Jonathan Grayer.